Exhibit 99.2





CWH
LISTED
NYSE®

111 East Wacker Dr. & 233 North Michigan Ave., Chicago, IL. Combined Square Feet: 2,090,035.

17th Street Plaza, Denver, CO. Square Feet: 672,465.

1735 Market St., Philadelphia, PA. Square Feet: 1,290,678.

CommonWealth REIT

First Quarter 2013

Supplemental Operating and Financial Data



All amounts in this report are unaudited.



References in this Supplemental Presentation of Operating and Financial Data report to "CWH", "we", "us" or "our" refer to CommonWealth REIT and its consolidated subsidiaries, including its majority owned subsidiary, Select Income REIT, and its consolidated subsidiaries, or SIR, unless the context indicates otherwise. References to our wholly owned properties refer to properties owned by us but exclude properties owned by SIR, and references to our consolidated properties refer to properties owned by us, including SIR.



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE FUTURE AMOUNT OF LEASING ACTIVITY AND OCCUPANCY RATES AT OUR PROPERTIES,
- THE FUTURE RENT RATES WE WILL BE ABLE TO CHARGE AT OUR PROPERTIES,
- THE COSTS WE MAY INCUR TO LEASE SPACE IN OUR PROPERTIES,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE CREDIT QUALITY OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND UNDER SIR'S REVOLVING CREDIT FACILITY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SIR,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, NET OPERATING INCOME, OR NOI, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH AVAILABLE FOR DISTRIBUTION, OR CAD, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, SIR, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE UNITED STATES MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE REMAINS OR BECOMES FURTHER DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,



FORWARD LOOKING STATEMENTS (continued)

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- OUR COSTS FOR TENANT IMPROVEMENTS AND LEASING COMMISSIONS MAY CONTINUE AT HIGH RATES OR EVEN INCREASE, AND ANY INVESTMENTS WE MAY MAKE IN AN ATTEMPT TO INCREASE OR MAINTAIN OUR OCCUPANCIES MAY NOT SUCCEED,

- LOWERING OUR HISTORICAL COMMON SHARE DISTRIBUTION RATE BEGINNING IN THE FOURTH QUARTER OF 2012 MAY ALLOW US TO RETAIN MORE CASH FLOW, WHICH COULD ALLOW US TO MORE AGGRESSIVELY LEASE SPACE AND INCREASE OCCUPANCY AT OUR PROPERTIES. HOWEVER, THERE IS NO GUARANTEE THAT WE WILL BE SUCCESSFUL LEASING SPACE AND NO GUARANTEE THAT OUR OCCUPANCY WILL INCREASE AS A DIRECT OR INDIRECT RESULT OF LOWERING OUR COMMON SHARE DISTRIBUTION RATE OR OTHERWISE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR UNLESS AND UNTIL WE MAY SELL OUR SIR SHARES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITIES IS SUBJECT TO US AND SIR, AS APPLICABLE, SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITIES,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITIES AND TERM LOANS IS SUBJECT TO US AND SIR, AS APPLICABLE, OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR SALE AGREEMENTS MAY NOT BE SATISFIED AND COULD RESULT IN OUR SALES NOT OCCURRING OR BEING DELAYED, OR COULD RESULT IN THE TERMS OF THE TRANSACTIONS CHANGING,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF MARKET CONDITIONS OR OTHERWISE,

- WE MAY NOT SUCCEED IN SELLING OUR PROPERTIES WE HAVE IDENTIFIED OR MAY IDENTIFY FOR SALE FOR PRICES AT LEAST EQUAL TO THEIR NET BOOK VALUE, ON SATISFACTORY TERMS, DURING 2013, OR AT ALL,

- THE DISTRIBUTIONS WE RECEIVE FROM SIR MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR SIR SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE IN LIGHT OF THE RELATIVE SIZE OF OUR SIR HOLDINGS, OR OTHERWISE, AND

- WE BELIEVE THAT OUR HISTORICAL AND CONTINUING RELATIONSHIPS WITH SIR, GOVERNMENT PROPERTIES INCOME TRUST, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES HAVE AND MAY CONTINUE TO BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

420 20th Street North, Birmingham, AL.
Square Feet: 514,893.



The Company:

CommonWealth REIT is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. The majority of our wholly owned properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. As of March 31, 2013, our wholly owned properties also included 8.8 million square feet of industrial and other space as well as 1.8 million square feet of office and industrial properties in Australia. As of March 31, 2013, we owned approximately 56.0% of the common shares of Select Income REIT, or SIR, a publicly traded REIT which owns 25.4 million square feet of primarily net leased, single tenant office and industrial properties, including 17.8 million square feet which are primarily leasable industrial and commercial lands on Oahu, Hawaii. Because we own a majority of SIR's common shares, we consolidate SIR's financial position and results of operations in our consolidated financial statements. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN
5.75% Senior Notes due 2042 -- CWHO

Consolidated Portfolio Data (as of 3/31/2013) [1]:

Total properties	445
Total sq. ft. (000s)	72,690
Percent leased	90.0%

Stock Exchange Listing:

New York Stock Exchange

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Wholly Owned Portfolio Data (as of 3/31/2013) [1][2]:

Total properties	345
Total sq. ft. (000s)	47,318
Percent leased	86.9%

[1] Excludes properties classified in discontinued operations.

[2] Excludes properties owned by SIR.



COMPANY PROFILE (continued)

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 830 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and SIR, our majority owned subsidiary that is a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company which is a tenant of SNH, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $23.0 billion as of March 31, 2013. We believe that being managed by RMR is a competitive advantage for CWH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Consolidated Portfolio Concentration by Property Type [(1)]:

	3/31/2013 Sq. Ft.	Q1 2013 Rental Income	Q1 2013 NOI [(2)]
CBD Office	30.3%	51.9%	47.6%
Suburban Office	28.0%	31.7%	31.4%
Industrial & Other	41.7%	16.4%	21.0%
Total	100.0%	100.0%	100.0%

Wholly Owned Portfolio Concentration by Property Type [(1)(3)]:

	3/31/2013 Sq. Ft.	Q1 2013 Rental Income	Q1 2013 NOI [(2)]
CBD Office	46.3%	61.4%	60.4%
Suburban Office	35.1%	30.4%	29.4%
Industrial & Other	18.6%	8.2%	10.2%
Total	100.0%	100.0%	100.0%

[(1)] Excludes properties classified in discontinued operations.

[(2)] See Exhibit A for the calculation of net operating income, or NOI, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

[(3)] Excludes properties owned by SIR.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

William A. Lamkin
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Joseph L. Morea
Independent Trustee

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer & Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com, or Carlynn Finn, Senior
Manager, Investor Relations, at (617) 796-8222 or cfinn@cwhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

RBC Capital Markets
Rich Moore
(440) 715-2646

Citigroup
Michael Bilerman
(212) 816-1383

Stifel Nicolaus
John Guinee
(443) 224-1307

JMP Securities
Mitch Germain
(212) 906-3546

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

Credit Suisse
John Giordano
(212) 538-4935

Citigroup
Thomas Cook
(212) 723-1112

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts, and its publicly held debt and preferred shares are rated by the rating agencies, listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Meridian Center, Columbia, SC.
Square Feet: 334,075.



KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended [1]				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Shares Outstanding:					
Common shares outstanding (at end of period)	118,304	83,804	83,804	83,730	83,722
Common shares outstanding (at end of period) -- diluted [1]	125,602	91,102	91,102	91,028	91,020
Preferred shares outstanding (at end of period) [1]	26,180	26,180	26,180	32,180	32,180
Weighted average common shares outstanding -- basic	94,154	83,804	83,745	83,727	83,722
Weighted average common shares outstanding -- diluted [1]	101,452	91,102	91,043	91,025	91,020
Common Share Data:					
Price at end of period	$ 22.44	$ 15.84	$ 14.56	$ 19.12	$ 18.62
High during period	$ 25.25	$ 16.26	$ 19.48	$ 19.25	$ 21.43
Low during period	$ 15.43	$ 13.46	$ 14.27	$ 17.03	$ 16.73
Annualized dividends paid per share [2]	$ 1.00	$ 1.00	$ 2.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) [2]	4.5%	6.3%	13.7%	10.5%	10.7%
Annualized normalized funds from operations multiple (at end of period) [3]	7.2x	4.8x	4.4x	5.7x	5.2x
Cash available for distribution multiple (at end of period) [4]	14.7x	10.1x	8.7x	10.7x	10.0x
Selected Balance Sheet Data:					
Total assets	$ 8,082,668	$ 8,189,634	$ 7,946,955	$ 7,798,584	$ 7,713,391
Total liabilities	$ 3,955,938	$ 4,688,166	$ 4,446,831	$ 4,116,458	$ 3,990,361
Gross book value of real estate assets [5]	$ 8,780,145	$ 8,636,253	$ 8,451,506	$ 8,214,087	$ 8,051,174
Equity investments (book value)	$ 11,394	$ 184,711	$ 178,996	$ 180,237	$ 176,255
Total debt / gross book value of real estate assets, plus book value of equity investments [5]	41.6%	49.3%	48.1%	45.5%	45.0%
Book Capitalization:					
Total debt [6]	$ 3,658,214	$ 4,349,821	$ 4,151,036	$ 3,817,861	$ 3,706,234
Plus: total stockholders' equity	4,126,730	3,501,468	3,500,124	3,682,126	3,723,030
Total book capitalization	$ 7,784,944	$ 7,851,289	$ 7,651,160	$ 7,499,987	$ 7,429,264
Total debt [6] / total book capitalization	47.0%	55.4%	54.3%	50.9%	49.9%
Market Capitalization:					
Total debt (book value) [6]	$ 3,658,214	$ 4,349,821	$ 4,151,036	$ 3,817,861	$ 3,706,234
Plus: market value of preferred shares (at end of period)	646,067	627,774	643,390	786,601	749,575
Plus: market value of common shares (at end of period)	2,654,743	1,327,456	1,220,187	1,600,926	1,558,899
Total market capitalization	$ 6,959,024	$ 6,305,051	$ 6,014,613	$ 6,205,388	$ 6,014,708
Total debt [6] / total market capitalization	52.6%	69.0%	69.0%	61.5%	61.6%

(1) As of 3/31/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, normalized funds from operations, or Normalized FFO, and weighted average common shares outstanding.

(2) The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

(3) See Exhibit C for the calculation of Normalized FFO and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Normalized FFO multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) annualized Normalized FFO available for CommonWealth REIT common shareholders per share for the current quarter.

(4) See Exhibit D for the calculation of cash available for distribution, or CAD, and for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to those amounts, and see Exhibit C for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders. CAD multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) the aggregate last four quarters of CAD.

(5) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

(6) Total debt includes net unamortized premiums and discounts.



KEY FINANCIAL DATA (continued)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Selected Income Statement Data:					
Rental income	$ 275,048	$ 264,692	$ 255,225	$ 249,797	$ 243,378
NOI [1]	$ 165,389	$ 151,271	$ 149,235	$ 146,763	$ 146,142
Adjusted EBITDA [2]	$ 152,052	$ 143,231	$ 141,488	$ 140,498	$ 141,360
NOI margin [3]	60.1%	57.1%	58.5%	58.8%	60.0%
Net income (loss)	$ 35,624	$ (147,270)	$ 22,265	$ 20,586	$ 24,574
Net income (loss) attributable to CommonWealth REIT [4]	$ 25,667	$ (152,784)	$ 17,618	$ 16,065	$ 23,680
Preferred distributions	$ (11,151)	$ (11,151)	$ (12,755)	$ (13,823)	$ (13,823)
Excess redemption price paid over carrying value of preferred shares	$ -	$ -	$ (4,985)	$ -	$ -
Net income (loss) available for CommonWealth REIT common shareholders	$ 14,516	$ (163,935)	$ (122)	$ 2,242	$ 9,857
Normalized FFO [5]	$ 84,977	$ 79,871	$ 82,072	$ 83,639	$ 89,777
Normalized FFO available for CommonWealth REIT common shareholders [5]	$ 73,826	$ 68,720	$ 69,317	$ 69,816	$ 75,954
CAD [6]	$ 46,855	$ 15,540	$ 33,452	$ 37,459	$ 44,924
Common distributions paid [7]	$ 20,951	$ 20,951	$ 41,866	$ 41,861	$ 41,861
Per Share Data [8]:					
Net income (loss) available for CommonWealth REIT common shareholders -- basic and diluted	$ 0.15	$ (1.96)	$ -	$ 0.03	$ 0.12
Normalized FFO available for CommonWealth REIT common shareholders -- basic [5]	$ 0.78	$ 0.82	$ 0.83	$ 0.83	$ 0.91
Normalized FFO available for CommonWealth REIT common shareholders -- diluted [5] [8]	$ 0.78	$ 0.82	$ 0.83	$ 0.83	$ 0.90
CAD [6]	$ 0.50	$ 0.19	$ 0.40	$ 0.45	$ 0.54
Common distributions paid [7]	$ 0.25	$ 0.25	$ 0.50	$ 0.50	$ 0.50
Payout Ratios:					
Quarterly Normalized FFO payout ratio [5]	28.4%	30.5%	60.4%	60.0%	55.1%
Trailing four quarters CAD payout ratio [9]	94.2%	111.5%	118.9%	108.5%	104.3%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	2.9x	2.7x	2.8x	2.8x	2.9x
Adjusted EBITDA [2] / interest expense and preferred distributions	2.4x	2.2x	2.2x	2.2x	2.2x

[1] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, EBITDA as adjusted, or Adjusted EBITDA, and for a reconciliation of net income determined in accordance with GAAP to those amounts.

[3] NOI margin is defined as NOI as a percentage of rental income.

[4] Excludes noncontrolling interest in our majority owned consolidated subsidiary, SIR. CWH owns 22,000 SIR common shares, or approximately 56.0% of SIR's total outstanding common shares, as of 3/31/2013.

[5] See Exhibit C for the calculation of Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Quarterly Normalized FFO payout ratio is calculated as the ratio of (i) common distributions paid to (ii) Normalized FFO available for CommonWealth REIT common shareholders.

[6] See Exhibit D for the calculation of CAD and for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to those amounts and see Exhibit C for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders.

[7] The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

[8] As of 3/31/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, FFO and Normalized FFO and weighted average common shares outstanding.

[9] Calculated as the aggregate last four quarters' ratio of (i) common distributions paid, to (ii) CAD. Pro forma for the October 9, 2012 change in dividend per share to $0.25 per quarter, or $1.00 per year, the CAD payout ratio would be 62.8% for the trailing four quarters ended 3/31/2013.

CONDENSED CONSOLIDATED BALANCE SHEETS



(amounts in thousands, except share data)

	March 31, 2013	December 31, 2012
ASSETS		
Real estate properties:		
Land	$ 1,548,225	$ 1,531,416
Buildings and improvements	6,441,544	6,297,993
	7,989,769	7,829,409
Accumulated depreciation	(1,047,697)	(1,007,606)
	6,942,072	6,821,803
Properties held for sale	159,501	171,832
Acquired real estate leases, net	416,763	427,756
Equity investments	11,394	184,711
Cash and cash equivalents	48,692	102,219
Restricted cash	14,723	16,626
Rents receivable, net of allowance for doubtful accounts of $9,962	267,733	253,394
Other assets, net	221,790	211,293
Total assets	$ 8,082,668	$ 8,189,634
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 135,000	$ 297,000
SIR revolving credit facility	238,000	95,000
Senior unsecured debt, net	2,304,229	2,972,994
Mortgage notes payable, net	980,985	984,827
Liabilities related to properties held for sale	1,994	2,339
Accounts payable and accrued expenses	155,993	194,184
Assumed real estate lease obligations, net	66,576	69,304
Rent collected in advance	34,703	35,700
Security deposits	23,822	23,860
Due to related persons	14,636	12,958
Total liabilities	3,955,938	4,688,166
Shareholders' equity:		
Shareholders' equity attributable to CommonWealth REIT:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series D preferred shares; 6 1/2% cumulative convertible; 15,180,000 shares issued and outstanding, aggregate liquidation preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after May 15, 2016; 11,000,000 shares issued and outstanding, aggregate liquidation preference $275,000	265,391	265,391
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 118,304,068 and 83,804,068 shares issued and outstanding, respectively	1,183	838
Additional paid in capital	4,212,082	3,585,400
Cumulative net income	2,412,567	2,386,900
Cumulative other comprehensive income	2,577	565
Cumulative common distributions	(2,993,520)	(2,972,569)
Cumulative preferred distributions	(540,518)	(529,367)
Total shareholders' equity attributable to CommonWealth REIT	3,728,032	3,105,428
Noncontrolling interest in consolidated subsidiary	398,698	396,040
Total shareholders' equity	4,126,730	3,501,468
Total liabilities and shareholders' equity	$ 8,082,668	$ 8,189,634



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2013	3/31/2012
Rental income [1]	$ 275,048	$ 243,378
Expenses:		
Operating expenses	109,659	97,236
Depreciation and amortization	66,523	58,019
General and administrative	17,266	11,536
Acquisition related costs	628	2,502
Total expenses	194,076	169,293
Operating income	80,972	74,085
Interest and other income	458	285
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $629 and $746, respectively)	(52,344)	(49,106)
Loss on early extinguishment of debt	(60,027)	(67)
Equity in earnings of investees	4,262	2,958
Gain on sale of equity investment	66,293	-
Income from continuing operations before income tax expense	39,614	28,155
Income tax expense	(988)	(492)
Income from continuing operations	38,626	27,663
Discontinued operations:		
Loss from discontinued operations [1]	(1,912)	(3,089)
Loss on asset impairment from discontinued operations	(3,946)	-
Gain on sale of properties from discontinued operations	1,260	-
Income before gain on sale of properties	34,028	24,574
Gain on sale of properties	1,596	-
Net income	35,624	24,574
Net income attributable to noncontrolling interest in consolidated subsidiary	(9,957)	(894)
Net income attributable to CommonWealth REIT	25,667	23,680
Preferred distributions	(11,151)	(13,823)
Net income available for CommonWealth REIT common shareholders	$ 14,516	$ 9,857
Amounts attributable to CommonWealth REIT common shareholders:		
Income from continuing operations	$ 19,114	$ 12,946
Loss from discontinued operations	(1,912)	(3,089)
Loss on asset impairment from discontinued operations	(3,946)	-
Gain on sale of properties from discontinued operations	1,260	-
Net income	$ 14,516	$ 9,857
Weighted average common shares outstanding -- basic and diluted	94,154	83,722
Basic and diluted earnings per common share attributable to CommonWealth REIT common shareholders [2]:		
Income from continuing operations	$ 0.20	$ 0.15
Loss from discontinued operations	$ (0.05)	$ (0.04)
Net income	$ 0.15	$ 0.12
Additional Data:		
General and administrative expenses / rental income	6.28%	4.74%
General and administrative expenses / total assets (at end of period)	0.21%	0.15%
Continuing Operations:		
Non cash straight line rent adjustments [1]	$ 10,931	$ 8,112
Lease value amortization [1]	$ (2,529)	$ (2,175)
Lease termination fees included in rental income	$ 395	$ 1,079
Capitalized interest expense	$ -	$ -
Discontinued Operations:		
Non cash straight line rent adjustments [1]	$ 31	$ (20)
Lease value amortization [1]	$ -	$ (121)
Lease termination fees included in rental income	$ 121	$ 85

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income and loss from discontinued operations include non-cash straight line rent adjustments. Rental income and loss from discontinued operations also include non-cash amortization of intangible lease assets and liabilities.

(2) As of 3/31/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Three Months Ended	
	3/31/2013	3/31/2012
Cash flows from operating activities:		
Net income	$ 35,624	$ 24,574
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	47,349	44,443
Net amortization of debt discounts, premiums and deferred financing fees	629	746
Straight line rental income	(10,962)	(8,092)
Amortization of acquired real estate leases	16,903	14,411
Other amortization	4,800	4,793
Loss on asset impairment	3,946	-
Loss on early extinguishment of debt	60,027	67
Equity in earnings of investees	(4,262)	(2,958)
Gain on sale of equity investment	(66,293)	-
Distributions of earnings from investees	4,111	2,913
Gain on sale of properties	(2,856)	-
Change in assets and liabilities:		
Restricted cash	3,100	(782)
Rents receivable and other assets	(21,203)	(23,170)
Accounts payable and accrued expenses	(27,769)	(20,630)
Rent collected in advance	(1,948)	(3,781)
Security deposits	(42)	245
Due to related persons	1,678	2,372
Cash provided by operating activities	42,832	35,151
Cash flows from investing activities:		
Real estate acquisitions	(149,318)	(91,535)
Real estate improvements	(26,964)	(26,430)
Principal payments received from direct financing lease	1,711	1,632
Proceeds from sale of properties, net	2,163	-
Proceeds from sale of equity investment, net	239,576	-
Distributions in excess of earnings from investees	168	1,266
Increase in restricted cash	(1,197)	(8,544)
Cash provided by (used in) investing activities	66,139	(123,611)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	626,991	180,954
Repurchase and retirement of outstanding debt securities	(728,021)	-
Proceeds from borrowings	921,000	338,500
Payments on borrowings	(942,135)	(369,082)
Deferred financing fees	(1,193)	(5,767)
Distributions to common shareholders	(20,951)	(41,861)
Distributions to preferred shareholders	(11,151)	(13,643)
Distributions to noncontrolling interest in consolidated subsidiary	(7,259)	-
Cash (used in) provided by financing activities	(162,719)	89,101
Effect of exchange rate changes on cash	221	183
(Decrease) increase in cash and cash equivalents	(53,527)	824
Cash and cash equivalents at beginning of period	102,219	192,763
Cash and cash equivalents at end of period	$ 48,692	$ 193,587
Supplemental cash flow information:		
Interest paid	$ 71,368	$ 66,971
Taxes paid	507	34
Non-cash investing activities:		
Real estate acquisitions	$ -	$ (147,872)
Investment in real estate mortgage receivable	(7,688)	-
Non-cash financing activities:		
Assumption of mortgage notes payable	$ -	$ 147,872



SUMMARY OF EQUITY INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES (1)

(dollars in thousands)

	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Consolidated common shares owned:					
Government Properties Income Trust [2]	-	9,950,000	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company [3][4]	40,000	40,000	40,000	40,000	20,000
Consolidated percent owned:					
Government Properties Income Trust [2]	0.0%	18.2%	21.1%	21.1%	21.1%
Affiliates Insurance Company [3][4]	25.0%	25.0%	25.0%	25.0%	14.3%
Consolidated percent of total assets (book value):					
Government Properties Income Trust [2]	0.0%	2.1%	2.1%	2.2%	2.2%
Affiliates Insurance Company [3][4]	0.1%	0.1%	0.1%	0.1%	0.1%
Total	0.1%	2.2%	2.2%	2.3%	2.3%
Consolidated carrying book value on balance sheet:					
Government Properties Income Trust [2]	$ -	$ 173,452	$ 167,880	$ 169,421	$ 170,920
Affiliates Insurance Company [3][4]	11,394	11,259	11,116	10,816	5,335
Total	$ 11,394	$ 184,711	$ 178,996	$ 180,237	$ 176,255
Consolidated market value of shares owned:					
Government Properties Income Trust [2]	$ -	$ 238,502	$ 232,830	$ 225,069	$ 239,895
Affiliates Insurance Company [3][4]	N/A	N/A	N/A	N/A	N/A
Total	$ -	$ 238,502	$ 232,830	$ 225,069	$ 239,895

	For the Three Months Ended	
	3/31/2013	3/31/2012
Equity in earnings of investees:		
Government Properties Income Trust [2]	$ 4,111	$ 2,913
Affiliates Insurance Company [3][4]	151	45
	$ 4,262	$ 2,958
Adjusted EBITDA from investees:		
Government Properties Income Trust [2]	$ 5,232	$ 6,181
Affiliates Insurance Company [3][4]	151	45
	$ 5,383	$ 6,226
FFO from investees:		
Government Properties Income Trust [2]	$ 4,591	$ 5,311
Affiliates Insurance Company [3][4]	151	45
	$ 4,742	$ 5,356
Normalized FFO from investees:		
Government Properties Income Trust [2]	$ 4,596	$ 5,322
Affiliates Insurance Company [3][4]	151	45
	$ 4,747	$ 5,367
Cash distributions from investees:		
Government Properties Income Trust [2]	$ 4,279	$ 4,179
Affiliates Insurance Company [3][4]	-	-
	$ 4,279	$ 4,179

(1) Excludes 22,000,000 shares representing our approximately 56.0% ownership interest in our majority owned consolidated subsidiary, SIR, as of 3/31/2013.

(2) In March 2013, CWH sold all 9,950,000 common shares that it owned of GOV in a public offering for $25.20 per common share, raising gross proceeds of $250,740. CWH recognized a gain on this sale of an equity investment of $66,293 as a result of the per share sale price being above CWH's per share carrying value.

(3) Affiliates Insurance Company, or AIC, is a private company owned by the public companies to which RMR provides management services and RMR.

(4) In May 2012, SIR purchased 20,000 common shares of AIC's common stock for an aggregate purchase price of $5,335. As of 3/31/2013, we and SIR collectively owned 25.0% of AIC.

SUMMARY OF INVESTMENT IN MAJORITY OWNED CONSOLIDATED SUBSIDIARY



(dollars in thousands)

	For the Three Months Ended and as of 3/31/2013
SIR common shares owned by CWH	22,000,000
Total SIR common shares outstanding	39,282,592
Percent of SIR owned by CWH	56.0%
Percent of SIR attributable to noncontrolling interest	44.0%
Carrying book value of SIR shares owned by CWH	$ 507,527
Market value of SIR shares owned by CWH	$ 581,900
Equity attributable to noncontrolling interest	$ 398,698
Dividends received from SIR shares owned by CWH	$ 9,240
SIR Information:	
Undepreciated real estate properties	$ 1,445,689
Total assets	$ 1,578,275
Revolving credit facility	$ 238,000
Total liabilities	$ 672,050
Shareholders' equity	$ 906,225
NOI	$ 35,986
FFO	$ 29,297
Normalized FFO	$ 29,830
CAD	$ 27,688
Noncontrolling Interest Information:	
Weighted average noncontrolling interest percentage	44.0%
NOI attributable to noncontrolling interest	$ 15,832
FFO attributable to noncontrolling interest	$ 12,889
Normalized FFO attributable to noncontrolling interest	$ 13,123
CAD attributable to noncontrolling interest	$ 12,181

CONSOLIDATED DEBT SUMMARY
As of March 31, 2013



(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:						
Secured debt One property in Macon, GA	4.950%	6.280%	$ 12,276	5/11/2014	$ 11,930	1.1
Secured debt One property in St. Cloud, MN	5.990%	5.990%	8,202	2/1/2015	7,580	1.8
Secured debt Two properties in Stafford, VA	5.780%	2.280%	8,907	5/1/2015	8,268	2.1
Secured debt One property in Chelmsford, MA [2]	5.689%	3.860%	7,500	1/1/2016	7,500	2.8
Secured debt Two properties in Indianapolis, IN	5.235%	3.290%	116,000	3/1/2016	116,000	2.9
Secured debt One property in Lenexa, KS	5.760%	7.000%	7,381	5/1/2016	6,116	3.1
Secured debt One property in Jacksonville, FL	6.030%	8.000%	40,718	5/11/2016	38,994	3.1
Secured debt One property in Chicago, IL	6.290%	4.240%	145,807	7/11/2016	139,478	3.3
Secured debt One property in Birmingham, AL	7.360%	5.610%	11,181	8/1/2016	9,333	3.3
Secured debt Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	4.1
Secured debt Two properties in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	4.2
Secured debt Two properties in Carlsbad, CA [2]	5.950%	4.200%	18,390	9/1/2017	17,314	4.4
Secured debt One property in Philadelphia, PA [3]	2.835%	5.660%	174,476	12/2/2019	160,710	6.7
Secured debt One property in Austin, TX	5.690%	4.670%	28,689	1/5/2021	24,836	7.8
Secured debt One property in Columbia, SC	5.300%	4.580%	40,034	6/1/2021	34,113	8.2
Secured debt One property in North Haven, CT	6.750%	5.240%	3,685	3/1/2022	-	8.9
Secured debt One property in Morgan Hill, CA	6.140%	8.000%	12,422	1/5/2023	-	9.8
Secured debt One property in East Windsor, CT	5.710%	5.240%	7,540	3/1/2026	-	12.9
Total / weighted average secured fixed rate debt	5.226%	4.797%	$ 949,483		$ 888,447	4.6
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 150 bps) [4]	1.710%	1.710%	$ 135,000	10/19/2015	$ 135,000	2.6
SIR revolving credit facility (LIBOR + 130 bps) [5]	1.510%	1.510%	238,000	3/11/2016	238,000	2.9
Term loan (LIBOR + 185 bps) [6]	2.060%	2.060%	500,000	12/15/2016	500,000	3.7
SIR term loan (LIBOR + 155 bps) [7]	1.760%	1.760%	350,000	7/11/2017	350,000	4.3
Total / weighted average unsecured floating rate debt	1.828%	1.828%	$ 1,223,000		$ 1,223,000	3.6
Unsecured Fixed Rate Debt:						
Senior notes due 2014	5.750%	5.828%	$ 99,043	2/15/2014	$ 99,043	0.9
Senior notes due 2015	6.400%	6.601%	33,440	2/15/2015	33,440	1.9
Senior notes due 2015	5.750%	5.790%	138,773	11/1/2015	138,773	2.6
Senior notes due 2016	6.250%	6.470%	139,104	8/15/2016	139,104	3.4
Senior notes due 2017	6.250%	6.279%	250,000	6/15/2017	250,000	4.2
Senior notes due 2018	6.650%	6.768%	250,000	1/15/2018	250,000	4.8
Senior notes due 2019	7.500%	7.863%	125,000	11/15/2019	125,000	6.6
Senior notes due 2020	5.875%	6.166%	250,000	9/15/2020	250,000	7.5
Senior notes due 2042	5.750%	5.974%	175,000	8/1/2042	175,000	29.4
Total / weighted average unsecured fixed rate debt	6.223%	6.391%	$ 1,460,360		$ 1,460,360	7.6
Total / weighted average unsecured debt	4.220%	4.311%	$ 2,683,360		$ 2,683,360	5.8
Summary Debt:						
Total / weighted average secured fixed rate debt	5.226%	4.797%	$ 949,483		$ 888,447	4.6
Total / weighted average unsecured floating rate debt	1.828%	1.828%	1,223,000		1,223,000	3.6
Total / weighted average unsecured fixed rate debt	6.223%	6.391%	1,460,360		1,460,360	7.6
Total / weighted average debt	4.483%	4.438%	$ 3,632,843 [8]		$ 3,571,807	5.5

[1] Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

[2] Represents mortgages assumed by SIR.

[3] Interest is payable at a rate equal to a premium over LIBOR but has been fixed by a cash flow hedge, which sets the rate at approximately 5.66% until 12/1/2016. The loan is being amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 3/31/2013.

[4] Represents amounts outstanding on CWH's $750,000 revolving credit facility at 3/31/2013. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions. Interest paid under CWH's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon CWH's credit ratings. Interest rate presented is at 3/31/2013.

[5] Represents debt of our majority owned consolidated subsidiary, SIR, as of 3/31/2013. SIR has an option to extend the facility for an additional year, subject to SIR's payment of a fee and satisfaction of certain conditions. Interest paid under SIR's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon SIR's leverage. Interest rate presented is at 3/31/2013. In February 2013, SIR increased the available borrowing amount under its revolving credit facility from $500,000 to $750,000.

[6] Represents amounts outstanding on CWH's term loan at 3/31/2013. Interest rate presented is at 3/31/2013.

[7] Represents amounts outstanding on SIR's term loan at 3/31/2013. Interest rate presented is at 3/31/2013.

[8] Total debt outstanding as of 3/31/2013, including net unamortized premiums and discounts, was $3,658,214.

CONSOLIDATED DEBT MATURITY SCHEDULE



(dollars in thousands)

Year	Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total [1]	Weighted Average Interest Rate [2]
2013	$ -		$ -	$ 6,363	$ 6,363	6.0%
2014	-		99,043	20,764	119,807	5.7%
2015	135,000	[3]	172,213	24,713	331,926	4.2%
2016	738,000	[4]	139,104	324,749	1,201,853	3.5%
2017	350,000		250,000	329,285	929,285	4.4%
2018	-		250,000	5,884	255,884	6.6%
2019	-		125,000	166,773	291,773	6.5%
2020	-		250,000	3,958	253,958	5.9%
2021	-		-	61,996	61,996	5.5%
2022	-		-	2,421	2,421	6.1%
Thereafter	-		175,000	2,577	177,577	5.7%
Total	$ 1,223,000		$ 1,460,360	$ 949,483	$ 3,632,843 [5]	4.6%
Percent	33.7%		40.2%	26.1%	100.0%	

Scheduled Principal Payments During Period

[1] Represents amounts outstanding as of 3/31/2013.

[2] Includes current contractual interest rates.

[3] Represents amounts outstanding under CWH's $750,000 revolving credit facility, which matures on 10/19/2015. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions.

[4] Includes $238,000 outstanding under SIR's revolving credit facility, which matures on 3/11/2016. SIR has an option to extend the facility for an additional year, subject to SIR's payment of a fee and satisfaction of certain conditions. In February 2013, SIR increased the available borrowing amount under its revolving credit facility from $500,000 to $750,000.

[5] Total debt outstanding as of 3/31/2013, including net unamortized premiums and discounts, was $3,658,214.

CONSOLIDATED LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Leverage Ratios:					
Total debt [4] / total assets	45.3%	53.1%	52.2%	49.0%	48.0%
Total debt [4] / gross book value of real estate assets [1]	41.7%	50.4%	49.1%	46.5%	46.0%
Total debt [4] / gross book value of real estate assets, plus book value of equity investments [1]	41.6%	49.3%	48.1%	45.5%	45.0%
Total debt [4] / total book capitalization	47.0%	55.4%	54.3%	50.9%	49.9%
Total debt [4] / total market capitalization	52.6%	69.0%	69.0%	61.5%	61.6%
Secured debt / total assets	12.1%	12.0%	10.9%	10.3%	10.2%
Variable rate debt / total debt [4]	33.4%	28.6%	27.9%	23.0%	21.2%
Variable rate debt / total assets	15.1%	15.2%	14.6%	11.3%	10.2%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	2.9x	2.7x	2.8x	2.8x	2.9x
Adjusted EBITDA [2] / interest expense + preferred distributions	2.4x	2.2x	2.2x	2.2x	2.2x
Total debt [4] / annualized Adjusted EBITDA [2]	6.0x	7.6x	7.3x	6.8x	6.6x
Public Debt Covenants [3]:					
Debt / adjusted total assets (maximum 60%)	40.3%	47.3%	47.0%	44.0%	43.3%
Secured debt / adjusted total assets (maximum 40%)	10.8%	10.7%	9.9%	9.2%	11.8%
Consolidated income available for debt service / debt service (minimum 1.5x)	3.4x	2.7x	2.8x	2.8x	2.7x
Total unencumbered assets / unsecured debt (minimum 150% / 200%)	284.3%	229.4%	230.3%	249.1%	252.9%

[1] Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations after impairment writedowns, if any.

[2] See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.

[3] Adjusted total assets and unencumbered assets includes original cost of real estate assets and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

[4] Total debt includes net unamortized premiums and discounts.

CONSOLIDATED CAPITAL EXPENDITURES SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Tenant improvements [1]	$ 13,682	$ 27,008	$ 17,924	$ 13,008	$ 17,672
Leasing costs [2]	6,785	11,734	8,974	11,624	6,425
Building improvements [3]	1,385	9,916	2,828	2,867	2,745
Recurring capital expenditures	21,852	48,658	29,726	27,499	26,842
Development, redevelopment and other activities [4]	3,063	17,539	11,484	8,376	3,264
Total capital expenditures	$ 24,915	$ 66,197	$ 41,210	$ 35,875	$ 30,106
Average sq. ft. during period [5]	78,440	77,704	75,793	74,439	73,204
Building improvements per average sq. ft. during period	$ 0.02	$ 0.13	$ 0.04	$ 0.04	$ 0.04

[1] Tenant improvements include related capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs such as brokerage commissions and other tenant inducements.

[3] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

[5] Average sq. ft. feet during each period includes properties held for sale at the end of each period. As of 3/31/2013, CWH had 76 properties classified as held for sale.

ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2013

(dollars and sq. ft. in thousands, except per sq. ft. amounts)



Acquisitions [1]:

There were no acquisitions during the period.

Dispositions [1]:

Date Sold	Location	CBD Office/ Suburban Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price [2]	NBV	Estimated Book Gain on Sale [3]
Jan-13	Dearborn, MI	Suburban Office/ Industrial & Other	18	1,060	$ 10,250	$ 8,055	$ 1,260
Mar-13	Boston, MA	Ancillary Land	N/A	N/A	1,806	210	1,596
Apr-13	Jefferson, WI	Industrial & Other	1	618	830	700	100
	Total		19	1,678	$ 12,886	$ 8,965	$ 2,956

[1] Only includes wholly owned acquisitions and dispositions; excludes activities at SIR.

[2] Represents the gross contract sale price and excludes closing costs.

[3] Book gain on sale for the Jefferson, WI property sold in April 2013 is estimated and may change.



PORTFOLIO INFORMATION

111 Monument Circle, Indianapolis, IN.
Square Feet: 1,058,281.

CONSOLIDATED PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET [1]



(sq. ft. and dollars in thousands)

Number of Properties As of March 31, 2013

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Oahu, HI [2]	-	-	58	58	13.0%
Metro Chicago, IL	4	6	1	11	2.5%
Metro Philadelphia, PA	5	5	-	10	2.2%
Other markets	45	235	86	366	82.3%
Total	54	246	145	445	100.0%
% of Total	12.1%	55.3%	32.6%	100.0%	

Total Square Feet As of March 31, 2013

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Oahu, HI	-	-	17,894	17,894	24.6%
Metro Chicago, IL	3,601	1,164	103	4,868	6.7%
Metro Philadelphia, PA	4,597	255	-	4,852	6.7%
Other markets	13,850	18,926	12,300	45,076	62.0%
Total	22,048	20,345	30,297	72,690	100.0%
% of Total	30.3%	28.0%	41.7%	100.0%	

Rental Income for the Three Months Ended March 31, 2013

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Oahu, HI	$ -	$ -	$ 21,211	$ 21,211	7.7%
Metro Chicago, IL	25,149	6,591	111	31,851	11.6%
Metro Philadelphia, PA	29,131	875	-	30,006	10.9%
Other markets	88,471	79,667	23,842	191,980	69.8%
Total	$ 142,751	$ 87,133	$ 45,164	$ 275,048	100.0%
% of Total	51.9%	31.7%	16.4%	100.0%	

NOI for the Three Months Ended March 31, 2013 [3]

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Oahu, HI	$ -	$ -	$ 16,737	$ 16,737	10.1%
Metro Chicago, IL	12,269	3,670	102	16,041	9.7%
Metro Philadelphia, PA	15,796	205	-	16,001	9.7%
Other markets	50,628	48,029	17,953	116,610	70.5%
Total	$ 78,693	$ 51,904	$ 34,792	$ 165,389	100.0%
% of Total	47.6%	31.4%	21.0%	100.0%	

[1] The portfolio information included on this and the following pages of this Supplemental Operating and Financial Data report includes properties of our majority owned consolidated subsidiary, SIR, unless the context indicates otherwise. Our ownership percentage of SIR was approximately 56.0% as of 3/31/2013. Excludes properties classified in discontinued operations.

[2] 58 properties in Oahu, HI include 13 individual buildings and 216 leasable land parcels and easements, including some that are contiguous.

[3] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

WHOLLY OWNED PORTFOLIO SUMMARY [1]



(sq. ft. and dollars in thousands)

	As of and For the Three Months Ended March 31, 2013					
	Number of Properties	Sq. Ft.	Occupancy	Rental Income	NOI [2]	% of Total NOI
CBD Office	53	21,904	87.6%	$ 141,961	$ 78,159	60.4%
Suburban Office	215	16,624	81.4%	70,349	38,099	29.4%
Industrial & Other	77	8,790	95.2%	18,877	13,145	10.2%
Total	345	47,318	86.9%	$ 231,187	$ 129,403	100.0%

[1] Excludes properties owned by SIR or classified in discontinued operations.

[2] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]	
	3/31/2013	3/31/2012
Number of Properties:		
CBD Office	47	47
Suburban Office	229	229
Industrial & Other	142	142
Total	418	418
Square Feet:		
CBD Office	18,455	18,455
Suburban Office	18,081	18,081
Industrial & Other	28,706	28,706
Total	65,242	65,242
Percent Leased [2]:		
CBD Office	87.3%	88.6%
Suburban Office	82.9%	83.6%
Industrial & Other	94.9%	94.7%
Total	89.4%	89.9%
Rental Income [3]:		
CBD Office	$ 119,674	$ 121,848
Suburban Office	75,771	75,321
Industrial & Other	42,478	40,096
Total	$ 237,923	$ 237,265
Property Net Operating Income (NOI) [4]:		
CBD Office	$ 67,060	$ 69,462
Suburban Office	42,530	44,258
Industrial & Other	32,189	30,028
Total	$ 141,779	$ 143,748
Cash basis NOI [4]	$ 135,256	$ 136,954
NOI % Change:		
CBD Office	-3.5%	
Suburban Office	-3.9%	
Industrial & Other	7.2%	
Total	-1.4%	
Cash basis NOI	-1.2%	

[1] Based on properties owned continuously since 1/1/2012 and excludes properties classified in discontinued operations.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[3] Includes some triple net lease rental income.

[4] See Exhibit A for the calculation of NOI and Cash Basis NOI, and for a reconciliation of those amounts to net income determined in accordance with GAAP.



CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]	
	3/31/2013	3/31/2012
Number of Properties:		
Oahu, HI [2]	57	57
Metro Chicago, IL	10	10
Metro Philadelphia, PA	10	10
Other markets	341	341
Total	418	418
Square Feet:		
Oahu, HI	17,845	17,845
Metro Chicago, IL	3,850	3,850
Metro Philadelphia, PA	4,852	4,852
Other markets	38,695	38,695
Total	65,242	65,242
Percent Leased [3]:		
Oahu, HI	93.8%	94.0%
Metro Chicago, IL	87.0%	91.2%
Metro Philadelphia, PA	83.8%	84.5%
Other markets	88.3%	88.5%
Total	89.4%	89.9%
Rental Income [4]:		
Oahu, HI	$ 21,142	$ 19,895
Metro Chicago, IL	25,818	24,476
Metro Philadelphia, PA	30,006	30,144
Other markets	160,957	162,750
Total	$ 237,923	$ 237,265
Property Net Operating Income (NOI) [5]:		
Oahu, HI	$ 16,683	$ 15,514
Metro Chicago, IL	13,795	13,043
Metro Philadelphia, PA	16,001	15,787
Other markets	95,300	99,404
Total	$ 141,779	$ 143,748
Cash basis NOI [5]	$ 135,256	$ 136,954
NOI % Change:		
Oahu, HI	7.5%	
Metro Chicago, IL	5.8%	
Metro Philadelphia, PA	1.4%	
Other markets	-4.1%	
Total	-1.4%	
Cash basis NOI	-1.2%	

(1) Based on properties owned continuously since 1/1/2012 and excludes properties classified in discontinued operations.

(2) 57 properties in Oahu, HI include 13 individual buildings and 216 leasable land parcels and easements, including some that are contiguous.

(3) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(4) Includes some triple net lease rental income.

(5) See Exhibit A for the calculation of NOI and Cash Basis NOI, and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

CONSOLIDATED LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended [1]				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Properties	445	440	432	424	421
Total sq. ft. [2]	72,690	71,901	70,158	67,870	67,152
Percentage leased	90.0%	90.0%	89.5%	89.8%	90.1%
Leasing Activity (Sq. Ft.):					
Renewals	1,175	2,200	874	959	791
New leases	511	758	339	533	979
Total	1,686	2,958	1,213	1,492	1,770
% Change in Cash Rent [3]:					
Renewals	-3.7%	-7.2%	-8.3%	-8.5%	-9.3%
New leases	5.0%	9.5%	5.4%	-3.3%	-14.6%
Weighted average	-1.2%	-2.3%	-4.2%	-6.9%	-12.0%
Leasing Cost and Concession Commitments [4]:					
Renewals	$ 9,160	$ 21,655	$ 8,491	$ 30,636	$ 11,378
New leases	10,830	18,531	7,868	20,065	24,653
Total	$ 19,990	$ 40,186	$ 16,359	$ 50,701	$ 36,031
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
Renewals	$ 7.80	$ 9.84	$ 9.72	$ 31.95	$ 14.38
New leases	$ 21.19	$ 24.45	$ 23.21	$ 37.65	$ 25.18
Total	$ 11.86	$ 13.59	$ 13.49	$ 33.98	$ 20.36
Weighted Average Lease Term by Sq. Ft. (years):					
Renewals	5.8	7.5	6.0	8.7	6.4
New leases	6.1	6.6	5.6	9.6	5.8
Total	5.9	7.3	5.9	9.0	6.1
Leasing Cost and Concession Commitments per Sq. Ft. per Year [4]:					
Renewals	$ 1.34	$ 1.31	$ 1.62	$ 3.67	$ 2.25
New leases	$ 3.47	$ 3.70	$ 4.14	$ 3.92	$ 4.34
Total	$ 2.01	$ 1.86	$ 2.29	$ 3.78	$ 3.34

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percent difference in prior cash rents charged for same space.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases executed during the periods indicated.

CONSOLIDATED OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET [1]



(sq. ft. in thousands)

Property Type/Market	Total Sq. Ft. As of 3/31/2013	Sq. Ft. Leases Executed During Three Months Ended 3/31/2013		
		Renewals	New	Total
CBD Office	22,048	294	131	425
Suburban Office	20,345	396	217	613
Industrial & Other	30,297	485	163	648
Total	72,690	1,175	511	1,686
Oahu, HI	17,894	3	112	115
Metro Chicago, IL	4,868	103	34	137
Metro Philadelphia, PA	4,852	31	4	35
Other markets	45,076	1,038	361	1,399
Total	72,690	1,175	511	1,686

Property Type/Market	As of 12/31/2012	12/31/2012 % Leased [2]	Sq. Ft. Leased Expired	Renewals and New	Acquisitions	As of 3/31/2013	3/31/2013 % Leased
CBD Office	19,433	88.2%	(524)	425	-	19,334	87.7%
Suburban Office	16,532	84.5%	(669)	613	779	17,255	84.8%
Industrial & Other	28,736	94.8%	(565)	648	-	28,819	95.1%
Total	64,701	90.0%	(1,758)	1,686	779	65,408	90.0%
Oahu, HI	16,681	93.2%	(5)	115	-	16,791	93.8%
Metro Chicago, IL	4,132	84.9%	(122)	137	-	4,147	85.2%
Metro Philadelphia, PA	4,111	84.7%	(78)	35	-	4,068	83.8%
Other markets	39,777	89.8%	(1,553)	1,399	779	40,402	89.6%
Total	64,701	90.0%	(1,758)	1,686	779	65,408	90.0%

[1] Excludes properties classified in discontinued operations.

[2] Excludes effects of space remeasurements during the period.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

CONSOLIDATED TENANTS REPRESENTING 1% OR MORE OF TOTAL CONSOLIDATED ANNUALIZED RENTAL INCOME
As of March 31, 2013 [1]



(sq. ft. in thousands)

Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Income [3]	Expiration
1. Telstra Corporation Limited	311	0.5%	1.9%	2020
2. Bank of America N.A.	738	1.1%	1.9%	2013 to 2026
3. Office Depot, Inc.	651	1.0%	1.7%	2016 and 2023
4. Expedia, Inc.	365	0.6%	1.5%	2018
5. PNC Financial Services Group	587	0.9%	1.4%	2017 to 2021
6. John Wiley & Sons, Inc.	342	0.5%	1.4%	2017
7. Wells Fargo Bank	558	0.9%	1.4%	2013 to 2022
8. GlaxoSmithKline plc	608	0.9%	1.3%	2013
9. U.S. Government	541	0.8%	1.2%	2013 to 2032
10. J.P. Morgan Chase & Co.	412	0.6%	1.1%	2014 to 2025
11. The Bank of New York Mellon Corp.	395	0.6%	1.1%	2015 to 2021
12. Flextronics International Ltd.	1,051	1.6%	1.0%	2019
13. Royal Dutch Shell plc	631	1.0%	1.0%	2016
Total	7,190	11.0%	17.9%	

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 3/31/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2013, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE [1]



(dollars and sq. ft. in thousands)

	Total as of 3/31/2013		2013		2014		2015		2016 and Thereafter
CBD Office:									
Total sq. ft.	22,048								
Leased sq. ft. [2]	19,334		1,604		994		1,805		14,931
Percent	100.0%		8.3%		5.1%		9.3%		77.3%
Annualized rental income [3]	$ 514,565		$ 37,766		$ 25,980		$ 53,951		$ 396,868
Percent	100.0%		7.3%		5.0%		10.5%		77.2%
Suburban Office:									
Total sq. ft.	20,345								
Leased sq. ft. [2]	17,255		1,298		1,586		1,913		12,458
Percent	100.0%		7.5%		9.2%		11.1%		72.2%
Annualized rental income [3]	$ 353,312		$ 25,809		$ 30,724		$ 36,911		$ 259,868
Percent	100.0%		7.3%		8.7%		10.4%		73.6%
Industrial & Other:									
Total sq. ft.	30,297								
Leased sq. ft. [2]	28,819		1,640		904		1,077		25,198
Percent	100.0%		5.7%		3.1%		3.7%		87.5%
Annualized rental income [3]	$ 172,817		$ 9,511		$ 4,551		$ 8,560		$ 150,195
Percent	100.0%		5.5%		2.6%		5.0%		86.9%
Total:									
Total sq. ft.	72,690								
Leased sq. ft. [2]	65,408		4,542		3,484		4,795		52,587
Percent	100.0%		6.9%		5.3%		7.3%		80.5%
Annualized rental income [3]	$ 1,040,694		$ 73,086		$ 61,255		$ 99,422		$ 806,931
Percent	100.0%		7.0%		5.9%		9.6%		77.5%

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 3/31/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2013, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET [1]

(dollars and sq. ft. in thousands)

	Total as of 3/31/2013	2013	2014	2015	2016 and Thereafter
Oahu, HI:					
Total sq. ft.	17,894				
Leased sq. ft. [2]	16,791	556	249	317	15,669
Percent	100.0%	3.3%	1.5%	1.9%	93.3%
Annualized rental income [3]	$ 77,928	$ 3,619	$ 1,030	$ 2,278	$ 71,001
Percent	100.0%	4.6%	1.3%	2.9%	91.2%
Metro Chicago, IL:					
Total sq. ft.	4,868				
Leased sq. ft. [2]	4,147	166	104	436	3,441
Percent	100.0%	4.0%	2.5%	10.5%	83.0%
Annualized rental income [3]	$ 118,586	$ 4,323	$ 2,590	$ 13,997	$ 97,676
Percent	100.0%	3.6%	2.2%	11.8%	82.4%
Metro Philadelphia, PA:					
Total sq. ft.	4,852				
Leased sq. ft. [2]	4,068	670	191	411	2,796
Percent	100.0%	16.5%	4.7%	10.1%	68.7%
Annualized rental income [3]	$ 110,619	$ 15,009	$ 4,593	$ 12,867	$ 78,150
Percent	100.0%	13.6%	4.2%	11.6%	70.6%
Other markets:					
Total sq. ft.	45,076				
Leased sq. ft. [2]	40,402	3,150	2,940	3,631	30,681
Percent	100.0%	7.8%	7.3%	9.0%	75.9%
Annualized rental income [3]	$ 733,561	$ 50,135	$ 53,042	$ 70,280	$ 560,104
Percent	100.0%	6.8%	7.2%	9.6%	76.4%
Total:					
Total sq. ft.	72,690				
Leased sq. ft. [2]	65,408	4,542	3,484	4,795	52,587
Percent	100.0%	6.9%	5.3%	7.3%	80.5%
Annualized rental income [3]	$ 1,040,694	$ 73,086	$ 61,255	$ 99,422	$ 806,931
Percent	100.0%	7.0%	5.9%	9.6%	77.5%

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to existing leases as of 3/31/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2013, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

CONSOLIDATED PORTFOLIO LEASE EXPIRATION SCHEDULE
As of March 31, 2013 [1]



(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [2]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [3]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2013	410	4,542	6.9%	6.9%	$ 73,086	7.0%	7.0%
2014	317	3,484	5.3%	12.2%	61,255	5.9%	12.9%
2015	355	4,795	7.3%	19.5%	99,422	9.6%	22.5%
2016	325	6,899	10.6%	30.1%	108,822	10.5%	33.0%
2017	282	4,563	7.0%	37.1%	101,953	9.8%	42.8%
2018	174	5,476	8.4%	45.5%	95,966	9.2%	52.0%
2019	90	5,181	7.9%	53.4%	69,157	6.6%	58.6%
2020	79	3,881	5.9%	59.3%	88,005	8.4%	67.0%
2021	50	2,480	3.8%	63.1%	44,731	4.3%	71.3%
2022	108	4,512	6.9%	70.0%	57,981	5.6%	76.9%
Thereafter	163	19,595	30.0%	100.0%	240,316	23.1%	100.0%
Total	2,353	65,408	100.0%		$ 1,040,694	100.0%	

Weighted average remaining
lease term (in years)　　　　　　8.1　　　　　　　　　　　　6.7

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 3/31/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2013, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



EXHIBITS

City Place Tower, Hartford, CT.
Square Feet: 868,395.

CALCULATION OF CONSOLIDATED PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI



(amounts in thousands)

EXHIBIT A

	For the Three Months Ended	
	3/31/2013	3/31/2012
Calculation of NOI and Cash Basis NOI [(1)] **:**		
Rental income	$ 275,048	$ 243,378
Operating expenses	(109,659)	(97,236)
Property net operating income (NOI)	165,389	146,142
Lease value amortization	2,529	2,175
Non cash straight line rent adjustments	(10,931)	(8,112)
Lease termination fees	(395)	(1,079)
Cash basis NOI	$ 156,592	$ 139,126
Reconciliation of Cash Basis NOI to Net Income:		
Cash basis NOI	$ 156,592	$ 139,126
Lease value amortization	(2,529)	(2,175)
Non cash straight line rent adjustments	10,931	8,112
Lease termination fees	395	1,079
Property NOI	165,389	146,142
Depreciation and amortization	(66,523)	(58,019)
General and administrative	(17,266)	(11,536)
Acquisition related costs	(628)	(2,502)
Operating income	80,972	74,085
Interest and other income	458	285
Interest expense	(52,344)	(49,106)
Loss on early extinguishment of debt	(60,027)	(67)
Equity in earnings of investees	4,262	2,958
Gain on sale of equity investment	66,293	-
Income from continuing operations before income tax expense	39,614	28,155
Income tax expense	(988)	(492)
Income from continuing operations	38,626	27,663
Discontinued operations:		
Loss from discontinued operations	(1,912)	(3,089)
Loss on asset impairment from discontinued operations	(3,946)	-
Gain on sale of properties from discontinued operations	1,260	-
Income before gain on sale of properties	34,028	24,574
Gain on sale of properties	1,596	-
Net income	$ 35,624	$ 24,574

[(1)] Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as income from our real estate including lease termination fees received from tenants less our property operating expenses, which expenses include property marketing costs. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual, regional and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION OF CONSOLIDATED EBITDA AND ADJUSTED EBITDA



EXHIBIT B

(amounts in thousands)

	For the Three Months Ended	
	3/31/2013	3/31/2012
Net income	$ 35,624	$ 24,574
Plus: interest expense from continuing operations	52,344	49,106
Plus: income tax expense	988	492
Plus: depreciation and amortization from continuing operations	66,523	58,019
Plus: depreciation and amortization from discontinued operations	-	3,332
EBITDA	155,479	135,523
Plus: loss on asset impairment from discontinued operations	3,946	-
Plus: acquisition related costs from continuing operations	628	2,502
Plus: loss on early extinguishment of debt from continuing operations	60,027	67
Plus: adjusted EBITDA from investees	5,383	6,226
Less: gain on sale of properties	(1,596)	-
Less: gain on sale of properties from discontinued operations	(1,260)	-
Less: equity in earnings of investees	(4,262)	(2,958)
Less: gain on sale of equity investment	(66,293)	-
Adjusted EBITDA	$ 152,052	$ 141,360

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION OF CONSOLIDATED FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

CALCULATION OF CONSOLIDATED FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)



EXHIBIT C

		For the Three Months Ended		
		3/31/2013		3/31/2012
Calculation of FFO:				
Net income attributable to CommonWealth REIT		$ 25,667	$	23,680
Plus: depreciation and amortization from continuing operations		66,523		58,019
Plus: depreciation and amortization from discontinued operations		-		3,332
Plus: loss on asset impairment from discontinued operations		3,946		-
Plus: FFO from investees		4,742		5,356
Plus: net income attributable to noncontrolling interest		9,957		894
Less: FFO attributable to noncontrolling interest		(12,889)		(1,062)
Less: gain on sale of properties		(1,596)		-
Less: gain on sale of properties from discontinued operations		(1,260)		-
Less: equity in earnings of investees		(4,262)		(2,958)
FFO attributable to CommonWealth REIT		90,828		87,261
Less: preferred distributions		(11,151)		(13,823)
FFO available for CommonWealth REIT common shareholders		$ 79,677	$	73,438
Calculation of Normalized FFO:				
FFO attributable to CommonWealth REIT		$ 90,828	$	87,261
Plus: acquisition related costs from continuing operations		628		2,502
Plus: normalized FFO from investees		4,747		5,367
Plus: loss on early extinguishment of debt from continuing operations		60,027		67
Plus: average minimum rent from direct financing lease		329		329
Plus: FFO attributable to noncontrolling interest		12,889		1,062
Less: normalized FFO attributable to noncontrolling interest		(13,123)		(1,062)
Less: FFO from investees		(4,742)		(5,356)
Less: interest earned from direct financing lease		(313)		(393)
Less: gain on sale of equity investment		(66,293)		-
Normalized FFO attributable to CommonWealth REIT		84,977		89,777
Less: preferred distributions		(11,151)		(13,823)
Normalized FFO available for CommonWealth REIT common shareholders		$ 73,826	$	75,954
Weighted average common shares outstanding -- basic		94,154		83,722
Weighted average common shares outstanding -- diluted [1]		101,452		91,020
FFO available for CommonWealth REIT common shareholders per share -- basic		$ 0.85	$	0.88
FFO available for CommonWealth REIT common shareholders per share -- diluted [1]		$ 0.85	$	0.87
Normalized FFO available for CommonWealth REIT common shareholders per share -- basic		$ 0.78	$	0.91
Normalized FFO available for CommonWealth REIT common shareholders per share -- diluted [1]		$ 0.78	$	0.90

[1] At 3/31/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on FFO and Normalized FFO attributable to CommonWealth REIT common shareholders per share is dilutive for most periods presented. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, loss on asset impairment, net income attributable to noncontrolling interest and FFO from equity investees, excluding any gain or loss on sale of properties, earnings from equity investees and FFO attributable to noncontrolling interest. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, gain from sale of equity investment, loss on early extinguishment of debt, the difference between average minimum rent and interest earned from our direct financing lease and the difference between FFO and Normalized FFO from equity investees and noncontrolling interest. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between us and other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facilities and term loan agreements and public debt covenants, the availability of debt and equity capital to us, our cash available for distribution, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

CommonWealth REIT
Supplemental Operating and Financial Data, March 31, 2013

37



CALCULATION OF CONSOLIDATED CASH AVAILABLE FOR DISTRIBUTION (CAD)

EXHIBIT D

(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2013	3/31/2012
Normalized FFO available for CommonWealth REIT common shareholders (1)	$ 73,826	$ 75,954
Plus: lease value amortization from continuing operations	2,529	2,175
Plus: lease value amortization from discontinued operations	-	121
Plus: amortization of prepaid interest and debt discounts from continuing operations	629	746
Plus: distributions from investees	4,279	4,179
Plus: non-cash general and administrative expenses paid in common shares (2)	516	281
Plus: minimum cash rent from direct financing lease	2,024	2,024
Plus: normalized FFO attributable to noncontrolling interest	13,123	1,062
Less: CAD attributable to noncontrolling interest	(12,181)	(988)
Less: average minimum rent from direct financing lease	(329)	(329)
Less: straight-line rent from continuing operations	(10,931)	(8,112)
Less: straight-line rent from discontinued operations	(31)	20
Less: recurring capital expenditures	(21,852)	(26,842)
Less: normalized FFO from investees	(4,747)	(5,367)
CAD	$ 46,855	$ 44,924
Weighted average common shares outstanding -- basic	94,154	83,722
CAD per share	$ 0.50	$ 0.54

(1) See Exhibit C for calculation of Normalized FFO and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.

(2) Represents the amortized value of shares issued during the year to trustees of CWH and SIR, to officers of CWH and SIR, and to RMR employees, under CWH's and SIR's equity award plans.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our operating performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that CAD provides useful information to investors because CAD may facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe CAD may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than we do.

CALCULATION OF DILUTED NET INCOME, FFO AND NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING



EXHIBIT E

(amounts in thousands)

	For the Three Months Ended	
	3/31/2013	3/31/2012
Net income available for CommonWealth REIT common shareholders	$ 14,516	$ 9,857
Add -- Series D convertible preferred distributions [1]	6,167	6,167
Net income available for CommonWealth REIT common shareholders -- diluted	$ 20,683	$ 16,024
FFO available for CommonWealth REIT common shareholders [2]	$ 79,677	$ 73,438
Add -- Series D convertible preferred distributions [1]	6,167	6,167
FFO available for CommonWealth REIT common shareholders -- diluted	$ 85,844	$ 79,605
Normalized FFO available for CommonWealth REIT common shareholders [2]	$ 73,826	$ 75,954
Add -- Series D convertible preferred distributions [1]	6,167	6,167
Normalized FFO available for CommonWealth REIT common shareholders -- diluted	$ 79,993	$ 82,121
Weighted average common shares outstanding -- basic	94,154	83,722
Effect of dilutive Series D preferred shares [1]	7,298	7,298
Weighted average common shares outstanding -- diluted	101,452	91,020

[1] As of 3/31/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive to income, but dilutive to FFO and Normalized FFO for most periods presented.

[2] See Exhibit C for calculation of FFO available for CommonWealth REIT common shareholders and Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.